DISCLOSURE OF A MATERIAL FACT

                Public Offering for the Acquisition of Shares of

                              BANCO BANESTADO S.A.
                             A Publicly Held Company
                          CNPJ n(0) 76.492.172/0001-91
       Head Office: Rua Monsenhor Celso, 151 - 11(0) andar - Curitiba - PR

BANCO BANESTADO S.A. ("BANESTADO") and Banco Itau S.A. in its position as offering entity ("OFFERING ENTITY"), in accordance with the provisions in
Article 9 of CVM Instruction 358/02 and pursuant to the Announcement to the Market published today by Banco Itau Holding Financeira S.A. ("Itau Holding"), wish to inform the public as follows.

Considering: (i) the small percentage of shares traded in the market and held by BANESTADO's minority shareholders; (ii) BANESTADO's current open capital status has no benefit to the remaining shareholders due to the poor liquidity of the bank's shares; (iii) BANESTADO's delisting as an open capital company will result in a reduction of costs as well as simplifying the Conglomerate's corporate structure; and (iv) Itau Holding's interest in being the only financial institution as an open capital company with its shares traded on the Stock Exchange.

1. The Offering Entity has filed a request with the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM) for the registration of a Public Offering for the Acquisition of the total shares issued by BANESTADO circulating in the market ("POA"), with a view to the delisting of BANESTADO as an open capital company under the terms of Article 4, Paragraph 4 of Law 6,404/76 and Article 2, I, of CVM Instruction 361/02.

2. The POA will be for the account and order of the OFFERING ENTITY, totaling seventeen million, two hundred and seventeen thousand, two hundred and three shares, representing 2.60% of BANESTADO's total capital, circulating in the market and held by the minority shareholders as shown below:

       -------------------------------------------------------------------------
             Type      Quantity of Shares      % of Type      % of Total Capital
       -------------------------------------------------------------------------
       Common                 2,491,721             0.75                0.37
       -------------------------------------------------------------------------
       Preferred             14,725,482             4.45                2.23
       -------------------------------------------------------------------------
       Total of POA          17,217,203                -                2.60
       -------------------------------------------------------------------------

3. The common and preferred share acquisition price will be R$ 952.14 per lot of a thousand shares, paid cash in Brazilian legal tender on the financial settlement date of the POA auction. The price has been set based on the highest value calculated according to four valuation criteria used in the appraisal report prepared by a specialized company, which accompanied the request for registration mentioned in item 1.

4. The POA will be in the form of an auction to be held at the Sao Paulo Stock Exchange - Bovespa.

5. The acquisition date and the POA's remaining conditions will be set out in the notice of the POA, subject to the CVM's approval of the respective registration request.

6. The share acquisition through the intermediary of the POA is conditional upon the acceptance by the holders of more than two thirds of the shares in circulation in the market pursuant to the terms of CVM Instruction 361/02.

7. Irrespective of the outcome of the POA, BANESTADO's management hereby announces that, following the Auction, it intends to convene an Extraordinary General Shareholders' Meeting to decide on an increase in the Capital Stock for the amount of approximately R$ 6.0 billion.

                           Curitiba-PR, June 9, 2003.



           BANCO BANESTADO S.A.                           BANCO ITAU S.A.
              Henri Penchas                           Alfredo Egydio Setubal
       Investor Relations Director                   Executive Vice-President